UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GAREY, DANIEL T
   17325 EUCLID AVENUE
   CLEVELAND, OH  44112
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT - HUMAN RESOURCES
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock               |(1)   |B(1)|V|43.4561           |A  |(1)        |1460.0260(2)(7)    |I     |(1)                        |
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Common stock               |3/03/9|S   | |150               |D  |$44.50     |0                  |I     |Wife                       |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common stock               |      |    | |                  |   |           |117.248            |I     |(3)                        |
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Common stock               |4/04/9|P   | |2.367             |A  |$42.25     |4.898              |I     |(4)                        |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common stock               |3/5/97|M   | |1,500             |A  |$20.67     |2,940              |D     |                           |
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Common stock               |3/5/97|M   | |1,725             |A  |$18.75     |2,940              |D     |                           |
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Common stock               |3/5/97|S   | |3,225             |D  |$45.00     |2,940              |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$20.67  |3/5/9|M   | |1,500      |D  |6/3/8|6/2/9|Common stock|1,500  |(5)    |0(6)        |D  |            |
                      |        |7    |    | |           |   |8    |7    |            |       |       |            |   |            |
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Option to buy         |$18.75  |3/5/9|M   | |1,725      |D  |1/6/9|1/5/9|Common stock|1,725  |(5)    |0(6)        |D  |            |
                      |        |7    |    | |           |   |0    |9    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) During the period July 1, 1996, through September 30, 1996, Mr. Garey acquired shares in the Parker-Hannifin Corporation Retirement Savings
Plan, a Rule 16b-3 plan, as follows: (a) 1.0317 shares through the reinvestment of dividends at an average cost of $40.3024 per share; and (b)
42.4244 shares through matching contributions by the Corporation at an average of $38.5988 per share.
(2) As of December 31, 1996, the latest date for which information is available.
(3)  Dividend Reinvestment
Plan.
(4)  Wife - Dividend Reinvestment
Plan.
(5)  Granted under Parker-Hannifin Corporation Stock Option
Plans.
(6) Mr. Garey also owns 14,625 additional options granted pursuant to the Corporation's Employee Stock Option Plans at various exercise prices and expiration dates, as previously reported.
(7) Since Mr. Garey's last ownership report, he transferred 735.0389 shares of Common Stock in his Retirement Savings Plan account to his ex-wife pursuant to a qualified domestic relations order.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Esq.
DATE
April 10, 1997